UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 20 7655 6000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Purchase of Ordinary Shares by Directors and Officers

On October 15, 2025, Marex Group plc (the “Company”) issued a press release titled “Marex announces share purchases by Directors and Officers”. A copy of the press release is furnished as Exhibit 99.1 herewith.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press release dated October 15, 2025 titled “Marex announces share purchases by Directors and Officers”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: October 15, 2025	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer